FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi improves survival in NSCLC in POSEIDON

9 September 2021 16:00 BST

Imfinzi and tremelimumab with chemotherapy improved progression-free survival by 28% and overall survival by 23% in 1st-line Stage IV non-small cell lung cancer vs. chemotherapy

POSEIDON Phase III trial showed the addition of a short course of tremelimumab to Imfinzi plus chemotherapy improved patient outcomes without an increase in treatment discontinuation

Positive results from the POSEIDON Phase III trial showed AstraZeneca's Imfinzi (durvalumab) and tremelimumab, when added to platinum-based chemotherapy, demonstrated a statistically significant and clinically meaningful improvement in overall survival (OS) and progression-free survival (PFS) compared to chemotherapy alone in the 1st-line treatment of patients with Stage IV (metastatic) non-small cell lung cancer (NSCLC).

These results were presented today during a Presidential Symposium at the 2021 World Conference on Lung Cancer hosted by the International Association for the Study of Lung Cancer (abstract PL02.01).

Melissa Johnson, MD, Director of the Lung Cancer Research program at Sarah Cannon Research Institute, and medical oncologist with Tennessee Oncology, PLLC in Nashville, Tennessee, said: "New combinations are increasingly important in addressing the remaining unmet needs that impact patients with metastatic non-small cell lung cancer - especially combinations that have the potential to improve efficacy in patients with lower PD-L1 expression and deliver the long-term survival benefits that have been observed with CTLA-4 inhibition. The results of POSEIDON confirm that tremelimumab added to Imfinzi and chemotherapy is an effective, well-tolerated treatment in this setting."

Susan Galbraith, Executive Vice President, Oncology R&D, said: "The POSEIDON data offer patients further benefit from Imfinzi and are an important validation of our development strategy to explore novel combinations. Adding a short course of tremelimumab to Imfinzi for those patients already receiving chemotherapy, reduced the risk of cancer progressing or death by 28% compared to chemotherapy alone. The results also showed the significant survival improvement did not compromise tolerability in the 1st-line treatment of patients with metastatic non-small cell lung cancer. We look forward to discussing these data with regulatory authorities."

Patients treated with a short course of five cycles of tremelimumab, an anti-CTLA4 antibody, over 16 weeks in addition to Imfinzi and chemotherapy experienced a 23% reduction in the risk of death versus a range of chemotherapy options (based on a hazard ratio [HR] of 0.77; 95% CI 0.65-0.92; p=0.00304). Median OS was 14.0 months versus 11.7 months for chemotherapy. An estimated 33% of patients were alive at two years versus 22% for chemotherapy. This treatment combination also reduced the risk of disease progression or death by 28% compared to chemotherapy alone (HR 0.72; 95% CI 0.60-0.86; p=0.00031) with a median PFS of 6.2 months versus 4.8 months, respectively. The combination delivered a broadly similar safety profile to the Imfinzi and chemotherapy combination and did not lead to an increased discontinuation of treatment.

POSEIDON also tested the combination of Imfinzi plus chemotherapy, which demonstrated a statistically significant improvement in PFS (HR=0.74; 95% CI 0.62-0.89; p=0.00093) versus chemotherapy alone. A positive OS trend observed for Imfinzi plus chemotherapy did not achieve statistical significance.

Summary of OS and PFS1

	Imfinzi + tremelimumab + chemotherapy (n=338)	Chemotherapy (n=337)
OS2
Number of patients with event (%)3	251 (74.3)	285 (84.6)
Median OS (95% CI) (in months)	14.0 (11.7, 16.1)	11.7 (10.5, 13.1)
Hazard ratio (95% CI)	0.77 (0.65-0.92)
p-value	0.00304
OS rate at 24 months (95% CI) (%)	32.9 (27.9, 37.9)	22.1 (17.8, 26.8)
PFS4
Number of patients with event (%)5	238 (70.4)	258 (76.6)
Median PFS (95% CI) (in months)	6.2 (5.0, 6.5)	4.8 (4.6, 5.8)
Hazard ratio (95% CI)	0.72 (0.60-0.86)
p-value	0.00031
PFS rate at 12 months (%)	26.6 (21.7, 31.7)	13.1 (9.3, 17.6)

1 Investigator-assessed. OS data cut-off date was 12 March 2021; PFS data cut-off date was 24 July 2019
2 Median follow-up in censored patients at DCO: 34.9 months (range 0-44.5)
3 Analysis was done at 79% maturity
4 Median follow-up in censored patients at DCO: 10.3 months (range 0-23.1)
5 Analysis was done at 73% maturity

The safety profile of each Imfinzi combination was consistent with the known profiles of the individual medicines, and no new safety signals were identified. Grade 3 or 4 treatment-related adverse events were experienced by 51.8% of patients treated with Imfinzi, tremelimumab and chemotherapy and by 44.6% of patients treated with Imfinzi plus chemotherapy, versus 44.4% for chemotherapy. Treatment-related adverse events led to treatment discontinuation in 15.5% of patients treated with Imfinzi, tremelimumab and chemotherapy and 14.1% of patients treated with Imfinzi plus chemotherapy, versus 9.9% for chemotherapy.

Imfinzi is the only approved immunotherapy in the curative-intent setting of unresectable, Stage III NSCLC after chemoradiation therapy and is the global standard of care based on the PACIFIC Phase III trial. Imfinzi is also approved in the US, the EU, Japan and many countries around the world for the treatment of extensive-stage small cell lung cancer (ES-SCLC) based on the CASPIAN Phase III trial.

Imfinzi is being further assessed across all stages of lung cancer as part of an extensive development programme across NSCLC and SCLC, as well as in other tumour types. The combination of Imfinzi and tremelimumab is being tested in lung cancer, bladder cancer and liver cancer settings.

Stage IV NSCLC
Lung cancer is the leading cause of cancer death accounting for about one-fifth of all cancer deaths.1 Patients are commonly diagnosed at Stage IV, when the tumour has spread outside of the lung.2

Lung cancer is broadly split into NSCLC and SCLC, with 80-85% classified as NSCLC.2,3 Within NSCLC, patients are classified as squamous, representing 25-30% of patients, or non-squamous, the most common type representing approximately 70-75% of NSCLC patients.2 Stage IV is the most advanced form of lung cancer and is often referred to as metastatic disease.4

POSEIDON
The POSEIDON trial was a randomised, open-label, multi-centre, global, Phase III trial of Imfinzi plus platinum-based chemotherapy or Imfinzi, tremelimumab and chemotherapy versus chemotherapy alone in the 1st-line treatment of 1,013 patients with metastatic NSCLC. The trial population included patients with either non-squamous or squamous disease and the full range of PD-L1 expression levels. POSEIDON excluded patients with certain epidermal growth factor receptor (EGFR) mutations or anaplastic lymphoma kinase (ALK) fusions.

In the experimental arms, patients were treated with a flat dose of 1,500mg of Imfinzi with up to four cycles of chemotherapy once every three weeks or Imfinzi and 75mg of tremelimumab with chemotherapy, followed by maintenance treatment with Imfinzi, or Imfinzi and one dose of tremelimumab on a once-every-four-weeks dosing schedule. In comparison, the control arm allowed up to six cycles of chemotherapy. Pemetrexed maintenance treatment was allowed in all arms in patients with non-squamous disease if given during the induction phase. Nearly all patients with non-squamous disease (95.5%) had pemetrexed and platinum, while the majority of patients with squamous disease receiving chemotherapy (88.3%) received gemcitabine and platinum.

Primary endpoints included PFS and OS for the Imfinzi plus chemotherapy arm. Key secondary endpoints included PFS and OS in the Imfinzi plus tremelimumab and chemotherapy arm. As both PFS endpoints were met for Imfinzi plus chemotherapy and Imfinzi, tremelimumab and chemotherapy, the prespecified statistical analysis plan allowed for testing OS in the Imfinzi plus tremelimumab and chemotherapy arm. The trial was conducted in more than 150 centres across 18 countries, including the US, Europe, South America, Asia and South Africa.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

In addition to approvals in ES-SCLC and unresectable, Stage III NSCLC, Imfinzi is approved for previously treated patients with advanced bladder cancer in several countries. Since the first approval in May 2017, more than 100,000 patients have been treated with Imfinzi.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with NSCLC, SCLC, bladder cancer, hepatocellular carcinoma, biliary tract cancer (a form of liver cancer), oesophageal cancer, gastric and gastroesophageal cancer, cervical cancer, ovarian cancer, endometrial cancer, and other solid tumours.

Tremelimumab
Tremelimumab is a human monoclonal antibody and potential new medicine that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Tremelimumab blocks the activity of CTLA-4, contributing to T-cell activation, priming the immune response to cancer and fostering cancer cell death. Tremelimumab is being tested in a clinical trial programme in combination with Imfinzi in NSCLC, SCLC, bladder cancer and liver cancer.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and tremelimumab; Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in immunotherapy
Immunotherapy is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's IO portfolio is anchored in immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a single treatment and in combination with tremelimumab and other novel antibodies in multiple tumour types, stages of disease, and lines of treatment, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine the IO portfolio with radiation, chemotherapy, small, targeted molecules from across AstraZeneca's oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at: http://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed September 2021.
2.   Abernethy AP, et al. Real-world first-line treatment and overall survival in non-small cell lung cancer without known EGFR mutations or ALK rearrangements in US community oncology setting. PLoS ONE. 2017;12(6):e0178420.
3.   Cheema PK, et al. Perspectives on treatment advances for stage III locally advanced unresectable non-small-cell lung cancer. Curr Oncol. 2019;26(1):37-42.
4.   Cancer.Net. Lung Cancer - Non-Small Cell: Stages. Available at: https://www.cancer.net/cancer-types/lung-cancer-non-small-cell/stages. Accessed September 2021.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 September 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary